April 9, 2012

Mr. Stephen Krikorian

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Giant Interactive Group Inc.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed June 17, 2011
File No. 001-33759

Dear Mr. Krikorian:

On behalf of Giant Interactive Group Inc. (“Giant” or the “Company”), set forth below are our responses to your comment letter dated March 26, 2012 (the “Comment Letter”) with respect to the above-referenced Form 20-F (the “2010 Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on June 17, 2011.

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by Giant’s corresponding response. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the 2010 Form 20-F.

Giant responds to the Comment Letter as follows:

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 3. Key Information

D. Risk Factors, page 5

1.	As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

In response to the Staff’s comment, the Company respectively advises the Staff that it will include the risk factor below in its future Form 20-F filings:

SEC Comment Response Letter
April 9, 2012

“The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.”

Audited Consolidated Financial Statements as of December 31, 2009 and 2010

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

2) Consolidation, page F-10

2.	We note your response to prior comment 2 that your VIE contributed RMB 1,092 million to your net income in 2010, which represented all of the net income attributable to the company’s shareholders and your comprehensive income. However, we note that your consolidated net income attributable to the company’s shareholders for the year ended December 31, 2010 is only RMB 811 million, and your total other comprehensive loss for the year ended December 31, 2010 is RMB 88 million. Please clarify your proposed disclosures to separately state the net income or loss attributable to: 1) the VIE and 2) the parent and other entities, and the other comprehensive income or loss attributable to: 1) the VIE and 2) the parent and other entities.

Comment Response Letter
April 9, 2012

In response to the Staff’s comment, the Company respectfully advises the Staff that it will revise its disclosure in its future Form 20-F filings as follows:

“The following table represents the overall contribution by Giant Network, the VIE, and its subsidiaries as well as the Company and other entities within the Group to the Group’s total net income and total other comprehensive income:

	For year ended December 31,
	2010	2011
	RMB	RMB
Net income (loss) attributable to the Company’s shareholders
Giant Network and its subsidiaries	1,091,837,769	[•	]
The Company and other entities within the Group	(280,649,936)	[•	]
	811,187,833	[•	]
Other comprehensive loss
Giant Network and its subsidiaries	-	[•	]
The Company and other entities within the Group	(87,734,291)	[•	]
	(87,734,291)	[•	]
Comprehensive income	723,453,542	[•	]

28) Dividends

3.	We note your response to prior comment 3 that the Company declared a dividend of US $42 million in 2010 which was paid out of available cash held by the Company as a result of its initial public offering. Please tell us if this dividend, as well as any other dividends that were not paid out of distributable profits, have been accounted for as a return of capital, and tell us what consideration you have given do disclosing this information in your financial statements as well as your Dividend Policies disclosed on page 67.

In response to the Staff’s comments, the Company respectfully advises the Staff that the Cayman law specifically allows for the declaration of dividends out of retained earnings which are determined using an equity method basis of accounting for the stand-alone company financial statements. Therefore given the sufficiency of retained earnings at the stand-alone listed company level, the Company has concluded that the dividend of $42 million and other similar dividends as disclosed in the Form 20-F are not a return of capital but a distribution of profits where the payments of such dividends are financed by the IPO proceeds at the listed company level.

SEC Comment Response Letter
April 9, 2012

Accordingly, the disclosure in the financial statements to be included in the Company’s future Form 20-F filings will be revised as follows:

“Pursuant to a Board of Directors’ resolution dated April 15, 2010, the Company declared total dividends of RMB279 million (US$42 million) to be paid out of the Company’s 2009 net distributable profits, which are determined using an equity method basis of accounting for the stand-alone listed company financial statements. The payment of this dividend is financed out of available cash held by the Company.”

The disclosure in “Item 8. Dividend Policy” to be included in the Company’s future Form 20-F filings will be revised as follows:

“On April 15, 2010, our Board of Directors declared a cash dividend payable to shareholders of record as of April 26, 2010 for a total amount of approximately US$42 million to be paid out of the Company’s 2009 net distributable profits, which are determined using an equity method basis of accounting for the stand-alone listed company financial statements. The payment of this dividend was financed out of available cash held by the Company.”

* * * * *

SEC Comment Response Letter
April 9, 2012

If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at +86-21-2307-7091 or send me an email at pku@omm.com, or Vincent Lin at +86-21-2307-7068 or send him an email at vlin@omm.com.

Sincerely,

/s/ Portia Ku
Portia Ku
of O’Melveny & Myers LLP

Enclosures

cc:	Mr. Yuzhu Shi
Ms. Jazy Zhang
(Giant Interactive Group Inc.)

Mr. Lawrence Lau
(Ernst & Young Hua Ming)